Exhibit (a)(5)(D)

Tribune Company 435 North Michigan Avenue Chicago, Illinois 60611	[LOGO]	Corporate Relations Department 312/222-3238 FAX: 312/222-1573

Press Release

TRIBUNE COMPANY STATEMENT

CHICAGO, June 14, 2006—Tribune Company (NYSE:TRB) today issued the following statements in response to today's SEC filing by the Chandler Trusts.

        William A. Osborn, Tribune's lead independent director, said: "Tribune's Board of Directors evaluated a broad range of strategic alternatives at numerous meetings over a period of months. The actions suggested by the Chandler Trusts in today's letter were considered by the board prior to its approval of the tender offer. After receiving recommendations from management and the board's outside financial and legal advisors, all the directors except those representing the Chandler Trusts approved the tender offer as being in the best interest of all shareholders."

Dennis FitzSimons, Chairman, President and CEO of Tribune Company said: "After extensive deliberations by the Board, which included a detailed review of the environment in which all media and newspaper companies are operating today, we recommitted to an aggressive performance improvement program. This includes continued expansion of our Internet portfolio, the sale of non-core assets, and additional cost saving initiatives. In a changing media environment, our commitment to quality journalism and service to our communities will continue to be a top priority. We believe Tribune Company has a great future and we are focused on creating long-term value for all of our shareholders, many of whom are employees."

TRIBUNE (NYSE:TRB) is one of the country's top media companies, operating businesses in publishing and broadcasting. It reaches more than 80 percent of U.S. households and is the only media organization with newspapers, television stations and websites in the nation's top three markets. In publishing, Tribune operates 11 leading daily newspapers including the Los Angeles Times, Chicago Tribune and Newsday, plus a wide range of targeted publications. The company's broadcasting group operates 26 television stations, Superstation WGN on national cable, Chicago's WGN-AM and the Chicago Cubs baseball team. Popular news and information websites complement Tribune's print and broadcast properties and extend the company's nationwide audience.

MEDIA CONTACTS: Gary Weitman VP/Corporate Communications 312/222-3394 (Office) 312/222-1573 (Fax) gweitman@tribune.com	INVESTOR CONTACT: Ruthellyn Musil SVP/Corporate Relations 312/222-3787 (Office) 312/222-1573 (Fax) rmusil@tribune.com